CONFIRMATION

TO: CANADIAN SECURITIES EXCHANGE

RE: PEAK POSITIONING TECHNOLOGIES INC. (THE "COMPANY") - 10:1 SHARE RATIO SHARE CONSOLIDATION (NO NAME CHANGE)

The undersigned hereby confirms notification to the Autorité des marchés financiers and CDS Clearing and Depository Services Inc. in connection with a share consolidation of the Company's common shares at a share ratio of ten (10) pre-consolidation common shares to one (1) post-consolidated common share, effective July 29, 2020. The Company is retaining its current name, Peak Positioning Technologies Inc. and current stock symbol PKK.

DATED this 23rd day of July, 2020.

"Johnson Joseph"
Johnson Joseph President and Chief Executive Officer